UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission File Number 1-13175

VALERO ENERGY CORPORATION SAVINGS PLAN

VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

VALERO ENERGY CORPORATION SAVINGS PLAN

All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Valero Energy Corporation Benefit Plans Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Valero Energy Corporation Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 24, 2011

VALERO ENERGY CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets
Investments:
Valero Energy Corporation common stock	$16,534,835	$12,997,526
Common/collective trusts	40,140,179	31,941,796
Mutual funds	11,999,257	9,573,538
Total investments at fair value	68,674,271	54,512,860

Receivables:
Participant loans	6,552,292	5,983,496
Employer contributions, net of forfeitures of $152,808 and $724,487, respectively	5,865,443	4,381,948
Interest	19,251	19,195
Due from brokers for securities sold	12,724	829
Total receivables	12,449,710	10,385,468

Cash	47,183	70,587

Total assets reflecting all investments at fair value	81,171,164	64,968,915

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	1,023,777

Net assets available for benefits	$81,171,164	$65,992,692

See Notes to Financial Statements.

VALERO ENERGY CORPORATION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2010	2009
Investment income:
Interest income	$336,259	$424,496
Dividend income	669,583	920,528
Net appreciation in fair value of investments	8,945,631	2,462,600
Total investment income	9,951,473	3,807,624

Contributions:
Participant	4,857,131	5,217,894
Employer, net of forfeitures	7,948,422	6,061,341
Total contributions	12,805,553	11,279,235

Total additions	22,757,026	15,086,859

Deductions:
Withdrawals by participants	(7,740,129)	(7,490,983)
Total deductions	(7,740,129)	(7,490,983)

Asset transfers in from Valero Energy Corporation Thrift Plan	162,416	1,390,703
Asset transfers out to Valero Energy Corporation Thrift Plan	(841)	(424)

Net increase in net assets available for benefits	15,178,472	8,986,155

Net assets available for benefits:
Beginning of year	65,992,692	57,006,537
End of year	$81,171,164	$65,992,692

See Notes to Financial Statements.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.

Valero is a publicly held independent refining and marketing company with approximately 20,000 employees. As of December 31, 2010, Valero owned 14 refineries in the United States, Canada, and Aruba with a combined total throughput capacity of approximately 2.6 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar®, and Beacon®. Valero also operated 10 ethanol plants in the Midwest with a combined processing capacity of approximately 1.1 billion gallons per year.

Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”

The following description of the Valero Energy Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible employees of Valero. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Valero is the plan sponsor. The Valero Energy Corporation Benefit Plans Administrative Committee (Administrative Committee), consisting of persons selected by Valero, administers the Plan. The members of the Administrative Committee serve without compensation for services in that capacity. Following the merger of Merrill Lynch Bank & Trust Co., FSB (Merrill Lynch) into Bank of America, N.A. (BANA) on November 2, 2009, BANA became the successor trustee under the Plan and has custody of the securities and investments of the Plan through a trust. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BANA, is the record keeper for the Plan.

Participation
Participation in the Plan is voluntary and is open to Valero retail employees who have completed one year of service.

Newly hired or rehired “above-the-store-level” retail organization employees are immediately eligible to participate in the Plan, other than (i) the president of the retail organization, (ii) his direct reports, and (iii) anyone in a legal counsel position for the retail organization. The determination of “above-the-store-level” retail organization employee is made in accordance with the internal records of the retail organization. Participating employees are eligible to receive Valero’s matching contributions.

In connection with Valero’s acquisition of its ethanol plants in 2009 and 2010, employees of these ethanol plants became employees of Valero and became immediately eligible to participate in the Plan and receive employer matching contributions.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Effective January 1, 2010, continuous service begins the first day for which an employee is paid and terminates on the date of the employee’s retirement, death, or other termination from service. If an employee’s employment is terminated and the employee is subsequently reemployed within 12 months, the period between the severance from service date and the date of reemployment is generally included in continuous service for vesting purposes.

An employee is deemed to have incurred a break in service in any plan year in which an employee terminates with less than 501 hours of service. Effective January 1, 2010 for “above-the-store-level” retail organization employees, and effective January 1, 2011 for all other employees, if an employee is not reemployed within 12 months, the employee is deemed to have incurred a break in service.

Asset Transfers
From time to time, asset transfers occur between the Plan and the Thrift Plan due to the transfer or reemployment of employees to or from retail store and ethanol plant positions.

Contributions
Participants can contribute up to 30 percent of their eligible compensation, as defined in the plan document, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may change their contribution percentages at any time. Valero contributes $0.60 for every $1.00 of the participant’s contribution up to 6 percent of eligible compensation. Compensation excludes unused vacation pay paid to former employees following a separation from service. Compensation includes compensation paid by the later of (i) 2½ months after an employee’s severance from employment or (ii) the end of the plan year that includes the date of the employee’s severance from employment, if the compensation would have been paid to the employee during his employment. Through December 31, 2009, eligible compensation included a participant’s bonus award. Effective January 1, 2010, a participant’s bonus award was excluded from eligible compensation unless the participant affirmatively elected to include the bonus as part of compensation. Effective December 1, 2010, eligible compensation does not include annual performance bonus payments.

Any employee may make rollover contributions to the Plan. Former employees who retain an account balance under the Plan and who have received or who are eligible to receive a distribution from a defined benefit pension plan sponsored by Valero are also eligible to make a rollover contribution to the Plan. For the years ended December 31, 2010 and 2009, rollover contributions totaled $428,044 and $1,662,168, respectively, and are included in participant contributions.

The Code establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. This limit was $16,500 for each of the years ended December 31, 2010 and 2009. Participants who attained or were over age 50 before the end of the year were eligible to make catch-up contributions of up to $5,500 for each of the years ended December 31, 2010 and 2009.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Valero, at the discretion of the Valero Energy Corporation Board of Directors or such other party as designated by such Board, may make profit-sharing contributions to the Plan to be allocated to the accounts of the “Eligible Members” as described in the plan document. For the years ended December 31, 2010 and 2009, the Administrative Committee approved profit-sharing contributions totaling $6,018,251 and $5,106,435, respectively, which were offset by available forfeitures. Employer profit-sharing contributions receivable as of December 31, 2010 and 2009 were received by the Plan in February 2011 and February 2010, respectively.

All employer contributions are made in cash and are invested according to the investment options elected for the participant contributions.

Participant Accounts
Individual accounts are maintained for each participant. Each participant’s account is adjusted to reflect participant contributions, employer contributions, withdrawals, income, expenses, gains, and losses attributable to the participant’s account.

Vesting
Participants are vested 100 percent in their participant account at all times. Participants vest in their employer account at the rate of 20 percent per year and are 100 percent vested after five years of vesting service. Certain participants are subject to accelerated vesting as a result of special Plan provisions associated with past mergers. Active participants vest 100 percent in any profit-sharing contributions after completion of three years of service. A participant will be vested in 100 percent of his account balance upon his death, disability, or attainment of normal retirement age, as defined in the plan document, and termination or partial termination of the Plan, as defined in the plan document.

Forfeitures
In the event a participant terminates before becoming 100 percent vested in the employer contributions, the non-vested employer contribution amounts held in the participant’s account will be forfeited upon distribution. If the terminated participant receives a distribution from the vested portion of his account and subsequently resumes employment, any portion of the participant’s account forfeited shall be restored if the participant repays to the Plan the full amount of his distribution within five years after reemployment. If the participant incurs five consecutive one-year breaks in service or fails to repay the distribution received from the vested portion of his account, the participant will permanently forfeit the non-vested portion of his account.

Forfeited amounts are used to reduce future employer contributions or defray Plan administrative expenses. Employer contributions for the years ended December 31, 2010 and 2009 were reduced by $152,808 and $724,487, respectively, related to forfeited non-vested accounts.

Investment Options
Participants direct the investment of 100 percent of their participant contributions and may transfer existing account balances into any of the investment options offered. These investment options include Valero common stock, common/collective trusts, and mutual funds.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Participants may not designate more than 20 percent of their contributions to be invested in Valero common stock. Transfers into Valero common stock will not be permitted to the extent a transfer would result in more than 50 percent of the aggregate value of the participant’s account being invested in Valero common stock.

Withdrawals and Distributions
Participants may make the following types of withdrawals of all or part of their respective accounts:

•	one withdrawal during any six-month period from a participant’s after-tax account and rollover contribution account with no suspension of future contributions;

•
upon completion of five years of participation in the Plan, one withdrawal from a participant’s after-tax account and employer account, with a similar withdrawal allowed 36 months after the date of a previous withdrawal under this provision, with no suspension of future contributions;

•	upon reaching age 59½, one withdrawal during any six-month period from a participant’s account and employer account; or

•
upon furnishing proof of financial necessity, one withdrawal during any six-month period from a participant’s account and the vested portion of the employer account, but, for withdrawals of pre-tax amounts, not to exceed the aggregate amount of the participant’s pre-tax contributions. Individuals who receive a withdrawal for financial necessity will be suspended from making contributions to the Plan for a period of at least six months.

Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum in whole shares of Valero common stock and cash, or entirely in cash. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not exceeding the lesser of (i) five years or (ii) the participant’s life expectancy or the joint life expectancy of the participant and the participant’s designated beneficiary. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution may be made prior to the participant attaining age 65 only with the participant’s consent.

Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70½. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.

The Plan allows participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Participant Loans
Participants may borrow a minimum of $500. The maximum loan amount a participant may have outstanding is restricted to the lesser of:

a)
$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or

b)	one-half of the current value of the participant’s vested interest in his account balance.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term of the loan shall not exceed 15 years. The balance of the participant’s account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2010, interest rates on outstanding participant loans ranged from 4.25% to 10.5% and maturity dates ranged from January 2011 to April 2025. Principal and interest is repaid through payroll deductions. A participant can have two loans outstanding at any time.

Plan Expenses
The Plan pays a portion of its administrative expenses, including trustee fees and administrative fees. Plan administrative expenses not paid by the Plan are paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant transactions, such as redemption fees, are deducted from the respective participant’s account.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. See Note 3 for discussion of a change in the Retirement Preservation Trust from a fully benefit-responsive investment reported at contract value in 2009 to a short-term bond fund reported at market value as of December 31, 2010.

Management has evaluated subsequent events that occurred after December 31, 2010 through the filing of this Form 11-K. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts of assets and changes therein reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 4.

In January 2010, Accounting Standards Codification (ASC) Topic 820, “Fair Value Measurements and Disclosures,” was modified to require (i) separate disclosure of the amounts of significant transfers between Level 1 and Level 2 and reasons for the transfers and (ii) information about purchases, sales, issuances, and settlements relating to Level 3 measurements. In addition, ASC Topic 820 clarified existing disclosure requirements for (i) disclosures by class of assets and liabilities and (ii) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for fiscal years beginning after December 15, 2009, except for the separate disclosures about purchases, sales, issuance, and settlements relating to Level 3 measurements, which will be effective for fiscal years beginning after December 31, 2010. The adoption by the Plan of this guidance effective January 1, 2010 did not affect the Plan’s net assets or changes in net assets, but did result in additional disclosures, which are provided in Note 4.

Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

Participant Loans
Participant loans are carried at their unpaid principal balances plus any accrued but unpaid interest.

In September 2010, ASC Topic 962, “Plan Accounting–Defined Contribution Pension Plans,” was modified to require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance was effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. The adoption by the Plan of this guidance effective December 31, 2010 did not affect the Plan’s net assets or changes in net assets, but did result in the reclassification of participant loans as of December 31, 2009 from investments to receivables.

Withdrawals by Participants
Withdrawals by participants are recorded when paid.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3. INVESTMENTS

Investments that represent 5 percent or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2010	2009
Valero Energy Corporation common stock	$16,534,835	$12,997,526
Retirement Preservation Trust (contract value of $- and $15,137,294, respectively)	15,344,443	14,113,517

The Plan’s investment in shares of Valero common stock represents 24.1 percent and 23.8 percent of total investments at fair value as of December 31, 2010 and 2009, respectively. The closing price for Valero common stock was $23.12 and $16.75 on December 31, 2010 and 2009, respectively. As of June 23, 2011, the closing price for Valero common stock was $24.76.

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2010	2009
Valero Energy Corporation common stock	$4,722,538	$(3,768,716)
Common/collective trusts	3,100,145	4,135,066
Mutual funds	1,122,948	2,096,250
Net appreciation in fair value of investments	$8,945,631	$2,462,600

For the years ended December 31, 2010 and 2009, dividend income included $149,203 and $480,202 respectively, of dividends paid on Valero common stock.

Through October 6, 2010, the Retirement Preservation Trust was invested in fully benefit-responsive contracts and reported at contract value. Effective October 6, 2010, the trustee of the Retirement Preservation Trust approved a resolution to terminate the Retirement Preservation Trust and commence liquidation of its assets, changing it from a stable value fund measured at contract value to a short-term bond fund measured at fair value. Effective February 19, 2011, the Plan transferred all balances in the Retirement Preservation Trust to the Federated Capital Preservation Fund, a collective trust.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The average yield earned by the Plan on its investment in the Retirement Preservation Trust was 2.35% for the year ended December 31, 2009. The average yield earned by the Plan on its investment in the Retirement Preservation Trust with an adjustment to reflect the actual interest rate credited to participants in the Plan was 2.57% for the year ended December 31, 2009.

4. FAIR VALUE MEASUREMENTS

A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:

•
Valero Energy Corporation common stock and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•
Common/collective trusts are stated at fair value as determined by the issuers of the funds based on the fair values of the underlying assets and are categorized in Level 2 of the fair value hierarchy. The fair value of the Retirement Preservation Trust for the year ended December 31, 2009, which at that time primarily held investments in fully benefit-responsive contracts, was calculated by the issuer using a discounted cash flow model, which considered (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. There are no imposed restrictions as to the redemption of these investments.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The tables below present information about the Plan’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2010 and 2009.

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2010
Valero Energy Corporation common stock	$16,534,835	$—	$—	$16,534,835
Common/collective trusts:
LifePath Portfolios	—	22,614,773	—	22,614,773
KeyBank Employee Benefit Small Cap Value Trust	—	237,828	—	237,828
Equity Index Trust	—	1,943,135	—	1,943,135
Retirement Preservation Trust	—	15,344,443	—	15,344,443
Mutual funds:
Foreign funds	2,012,879	—	—	2,012,879
Large-cap funds	6,829,257	—	—	6,829,257
Mid-cap funds	765,843	—	—	765,843
Small-cap funds	659,998	—	—	659,998
Bond funds	1,731,280	—	—	1,731,280
Investments at fair value	$28,534,092	$40,140,179	$—	$68,674,271

During the year ended December 31, 2010, there were no transfers between assets classified as Level 1 and Level 2.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

	Fair Value Measurements Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total as of December 31, 2009
Valero Energy Corporation common stock	$12,997,526	$—	$—	$12,997,526
Common/collective trusts:
BlackRock LifePath Portfolios	—	16,141,535	—	16,141,535
KeyBank Employee Benefit Small Cap Value Trust	—	161,112	—	161,112
Equity Index Trust	—	1,525,632	—	1,525,632
Retirement Preservation Trust	—	14,113,517	—	14,113,517
Mutual funds:
Foreign funds	1,484,635	—	—	1,484,635
Large-cap funds	5,710,479	—	—	5,710,479
Mid-cap funds	431,985	—	—	431,985
Small-cap funds	311,892	—	—	311,892
Bond funds	1,634,547	—	—	1,634,547
Investments at fair value	$22,571,064	$31,941,796	$—	$54,512,860

5. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective trusts managed by an affiliate of BANA, the trustee of the Plan and a party-in-interest with respect to the Plan. In addition, the Plan allows for loans to participants and investment in Valero’s common stock. Valero, the sponsor of the Plan and a party-in-interest with respect to the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue or reduce its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer accounts.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated May 25, 2011, that the Plan is designed in accordance with applicable sections of the Code. There have been no amendments to the Plan since receiving the determination letter.

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit requests that have been processed and approved for payment prior to December 31, but not paid as of that date. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$81,171,164	$65,992,692
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(1,023,777)
Amounts allocated to withdrawing participants	(47,183)	(70,547)
Deemed distributions of participant loans	(173,367)	(152,486)
Net assets available for benefits per the Form 5500	$80,950,614	$64,745,882

The following is a reconciliation of withdrawals by participants per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2010	2009
Withdrawals by participants per the financial statements	$7,740,129	$7,490,983
Amounts allocated to withdrawing participants as of end of year	47,183	70,547
Amounts allocated to withdrawing participants as of beginning of year	(70,547)	(151,430)
Benefits paid to participants per the Form 5500	$7,716,765	$7,410,100

VALERO ENERGY CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following is a reconciliation of investment income per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2010	2009
Investment income per the financial statements	$9,951,473	$3,807,624
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	—	(1,023,777)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	1,023,777	2,029,870
Investment income per the Form 5500	$10,975,250	$4,813,717

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2010	2009
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans as of end of year	173,367	152,486
Deemed distributions of participant loans as of beginning of year	(152,486)	(105,823)
Deemed distributions of participant loans per the Form 5500	$20,881	$46,663

VALERO ENERGY CORPORATION SAVINGS PLAN
EIN: 74-1828067
Plan No. 003

Schedule H, line 4i–Schedule of Assets (Held at End of Year)
As of December 31, 2010

	Identity of Issue/Description of Investment	Current Value
	Common stock:
*	Valero Energy Corporation	$16,534,835

	Common/collective trusts:
	LifePath Index 2015 Fund	2,019,468
	LifePath Index 2020 Fund	2,910,128
	LifePath Index 2025 Fund	3,559,648
	LifePath Index 2030 Fund	3,417,893
	LifePath Index 2035 Fund	2,581,594
	LifePath Index 2040 Fund	2,275,016
	LifePath Index 2045 Fund	2,014,239
	LifePath Index 2050 Fund	2,799,571
	LifePath Index 2055 Fund	289
	LifePath Index Retirement Fund	1,036,927
	KeyBank Employee Benefit Small Cap Value Trust	237,828
*	Equity Index Trust	1,943,135
*	Retirement Preservation Trust	15,344,443
	Total common/collective trusts	40,140,179

	Mutual funds:
	American Funds EuroPacific Growth Fund	2,012,879
	American Funds Growth Fund of America	1,314,153
	BlackRock Basic Value Fund, Inc.	2,785,468
	BlackRock Small Cap Growth Equity Portfolio	659,998
	Pioneer Bond Fund	1,731,280
	Vanguard Mid-Cap Index Fund (Investor Class)	765,843
	Vanguard PRIMECAP Fund (Admiral Class)	2,729,636
	Total mutual funds	11,999,257
*	Participant loans (interest rates range from 4.25% to 10.5%; maturity dates range from January 2011 to April 2025)	6,552,292
		$75,226,563
____________________
*    Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VALERO ENERGY CORPORATION SAVINGS PLAN

	By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation
Benefit Plans Administrative Committee
Vice President and Treasurer, Valero Energy Corporation

Date: June 24, 2011